DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Action
PC 3-3-03

03017654

March 13, 2003

Robert E. Cox
Vice President, Associate General Counsel and
Assistant Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

| | |
|---|---|
| Act | 1934 |
| Section | |
| Rule | 14A-8 |
| Public Availability | 3/13/2003 |

Re: PepsiCo, Inc.
Reconsideration request dated March 3, 2003

Dear Mr. Cox:

This is in response to your letter dated March 3, 2003 concerning the shareholder proposal submitted to PepsiCo by Northstar Asset Management Inc., Matthew A. Howe and Katherine Perls. On February 5, 2003, we issued our response expressing our informal view that PepsiCo could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., disclosure of the sources of financing). Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).



Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Scott Klinger
United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111

PEPSICO

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com
Tel. (914) 253-3281 Fax (914) 253-2367

ROBERT E. COX
*VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL*
ASSISTANT SECRETARY



**VIA FEDERAL EXPRESS**

March 3, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Petition for Review
PepsiCo, Inc. (File No. 1-1183) 2003 Shareholder's Proposal

Dear Madam or Sir:

On December 26, 2002, PepsiCo, Inc. (the "Company") requested, pursuant to Rule 14a-8(j), that the Division of Corporation Finance affirm that it would not recommend action against the Company as a result of the Company's determination to omit the shareholder proposed discussed in the attached correspondence (the "Proposal"). By letter dated February 5, 2003 (received by the Company on February 25, 2003), the Staff denied the Company's request. A copy of each of the Company's request and the Staff's denial are enclosed.

The Proposal requests that the Company's Board of Directors provide greater transparency on corporate cash taxes paid by preparing a special report to shareholders explaining each tax break that provides the Company with more than $5 million of tax savings. The Company believes that the Proposal is properly excludable under Rule 14a-8(i)(7) as it relates to the Company's ordinary business operations. Specifically, by requesting detailed information about the Company's tax planning, the Proposal seeks information about the Company's sources of financing, which are complex matters addressed by management on a day-to-day basis.

We respectfully request that the Staff reconsider its position, as set forth in its February 5, 2003 letter, and provide the Company with an informal statement that no action would be taken against the Company if it were to omit the Proposal from the Company's 2003 proxy materials (the "Proxy Materials").

**The Proposal may be omitted from the Company's 2003 Proxy Materials under Rule 14a-8(i)(7) as dealing with a matter relating to the Company's ordinary business operations.**

The Staff explained in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release") that the ordinary business exclusion rests on two key considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination or employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposal would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

A. Sources of Financing

As stated in our December 26, 2002 letter to the Division, we believe the subject matter of the proposal directly impacts management's ability to run the Company on a day-to-day basis. By seeking information related to the Company's effective tax rate, the Proposal seeks detailed information relating to the Company's sources of financing. Despite the Proponents' pejorative characterization of these sources as "tax breaks", the sources used by the Company to manage its effective tax rate are at the core of management's daily business planning and decision-making.

Contributory sources to the Company's effective tax rate include, among others, foreign, federal and local tax incentives, such as the tax credit in Puerto Rico referenced by the Proponents. The daily decisions made with respect to these incentives are intertwined with management's daily decisions regarding operational, financial and capital investments, such as where to focus the Company's marketing efforts related to a new soft drink or where to build a new plant to manufacture potato chips. A local government, for example, may offer tax incentives to the Company to build a plant in a particular jurisdiction to create local jobs. Decisions regarding these types of tax incentives are fundamental to management's ability to run the Company on a day-to-day basis, in particular in the challenging and competitive environment in which PepsiCo operates, and we believe tax incentives are a source of financing for the Company's operations.

The Staff has routinely recognized sources of financing as a matter of ordinary business operations and has indicated that, where the subject matter of a shareholder proposal relates to sources of financing, such proposal is properly excludable. *See General Electric Company* (February 15, 2000) (permitting exclusion of proposal that sought a report on tax abatements and tax credits, among other governmental incentives and subsidies); *Texaco Inc.* (March 31, 1992); *Dupont* (October 16, 1992) (exclusion of proposal that sought rejection of certain government subsidies). The *Texaco* letter is procedurally and substantively instructional since in that letter the Commission reversed the position initially taken by the Staff and held under the ordinary business exclusion that the company could exclude a proposal that the company reject certain government subsidies, including government-backed loans and tax credits. Nothing in the 1998 Release altered the rationale underlying the *Texaco* letter and, even after the 1998 Release, the Staff has consistently permitted exclusion of proposals such as the Proposal at issue here. *See, e.g., General Electric Company* (February 15, 2000).

B. <u>Tax Disclosure Beyond that Required by Law</u>

As also stated in our December 26, 2002 letter to the Staff, the Proposal is properly excludable because it requests a special report that would provide additional tax disclosure beyond that required by Generally Accepted Accounting Principles ("GAAP") or applicable law, rule or regulation. *See, e.g., Chase Manhattan Corporation* (March 4, 1999) (proposal requiring disclosure of certain tax information in annual reports to shareholders was properly excludable); *General Motors Corporation* (February 28, 1997) (same). The proposals at issue in *Chase Manhattan Corporation* and *General Motors Corporation* are substantially identical to the Proposal here – requiring disclosure of tax information that is beyond that required by applicable law and GAAP. Thus, the Staff's prior positions support exclusion of the Proposal.

C. <u>Micro-Management of Tax and Financial Planning and Reporting</u>

Consistent with the second consideration set out in the 1998 Release, the Proposal here is excludable because it improperly attempts to micro-manage the Company's tax and financial planning and financial reporting. The Proposal seeks a specific, detailed report regarding the Company's taxes. It is irrelevant that the Proposal is phrased as a request for a report; what is relevant is that the subject matter of the Proposal relates to the ordinary business of the Company. *See also Exchange Act Release 34-20091* (August 16, 1983); *General Electric Company* (February 15, 2000) (proposal, as described above in this letter, was excludable despite being in the form of a request for a report involving tax abatements and credits).

As discussed in our December 26, 2002 letter, the subject matter of the Proposal is inherently complex. As Proponents concede, "shareholders understand very little about the details – and the risks – associated with corporate taxes." Quoting from the 1998 Release, tax planning and how it can serve as a source of financing is precisely the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Tax planning decisions are intricately connected to decisions made by management each day relating to business operations and financial reporting. Indeed, these decisions are critical aspects of the Company's proprietary, strategic planning which if disclosed to competitors would place the Company at a disadvantage in the marketplace. Due to the complexity of tax matters, shareholders are not in the best position to determine the extent to which the Company should disclose tax information, which may include misleading or competitively-sensitive information.

Finally, the Proposal does not simply address a policy issue, but seeks a special report that "explain[s], in plain language, each tax break that provides the company more than $5 million of tax savings." The Proposal seeks to impose an explicit deadline for the preparation of this report and requires that the report be made available to all shareholders. These specific requirements for the requested report evidence the Proponents' attempts to micro-manage the Company in precisely the manner contemplated by the Staff in the 1998 Release. As such and consistent with the second consideration set forth in the 1998 Release, the Proposal is properly excludable under Rule 14a-8(i)(7).

D. <u>Conclusion</u>

The Proposal is squarely within the crosshairs of Rule 14a-8(i)(7) and implicates the two considerations on which the ordinary business exclusion rests, as set out in the 1998 Release. The Proposal seeks disclosure of detailed information relating to the Company's "tax breaks", which are undeniably related to the Company's sources of financing. The Staff has indicated in prior no-action letters that sources of financing, including tax incentives, are matters of ordinary business operations that are properly excludable under Rule 14a-8(i)(7). The Proposal also seeks to micro-manage the Company's daily business operations with respect to a complex matter – corporate taxes. The Proposal cannot fairly be distinguished from those addressed in the *General Electric Company* and *Texaco* proposals, and the Staff's refusal to provide us an informal indication that we can exclude the Proposal from our 2003 Proxy Materials would contradict the Staff's prior no-action positions and the 1998 Release.

The Company respectfully requests that the Staff reconsider its position as set out in its February 5, 2003 letter and concur with our decision to omit the Proposal from the Company's 2003 Proxy Materials. As we will begin printing our Proxy Materials on or around March 14, 2003, we respectfully request that we be notified of the Staff's position prior to that date. If you have any questions on this matter, please do not hesitate to contact me at (914) 253-3281.

Please file-stamp and return one copy of this letter in the enclosed, self-addressed stamped envelope.

Very truly yours,

Robert E. Cox
Vice President, Associate General
Counsel and Assistant Secretary

Enclosures

cc: (Via Certified Mail/Return Receipt Requested)

Northstar Asset Management
30 John Street
Boston, MA 02130
Attn: Julie N.W. Goodridge

Mr. Matthew A. Howe
2 Ledgewood Circle
Scarborough, ME 04074

Ms. Katherine Perls
4 Kennedy Road
Cambridge, MA 02138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2003

Robert E. Cox
Vice President, Associate General Counsel
Assistant Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Re: PepsiCo, Inc.
Incoming letter dated December 26, 2002

Dear Mr. Cox:

This is in response to your letter dated December 26, 2002 concerning the shareholder proposal submitted to PepsiCo by Northstar Asset Management Inc., Matthew A. Howe and Katherine Perls. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Scott Klinger
United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111

RECEIVED
2002 DEC 27 PM 4:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

**PEPSICO**

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com
Tel. (914) 253-3281 Fax (914) 253-3387

ROBERT E. COX
VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL
ASSISTANT SECRETARY

**VIA FEDERAL EXPRESS**

December 26, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: PepsiCo, Inc. (File No. 1-1183) 2003 Annual Shareholders' Meeting
Shareholder's Proposals

Dear Madam or Sir:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), PepsiCo, Inc. (the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to omit from the Company's proxy materials (the "Proxy Materials") for its 2003 Annual Shareholders' Meeting (the "Annual Meeting") the proposal and supporting statement submitted by Northstar Asset Management, Katherine Perls and Matthew A. Howe (collectively, the "Proponents"), dated November 20, 2002, November 15, 2002 and November 15, 2002, respectively (the "Proposal") (attached as Attachment A). As required by Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

By copy of this letter, the Company is also notifying the Proponents of the Company's intention to omit the Proposal from its 2003 Proxy Materials for the reasons stated below.

**The Proposal may be omitted from the Company's 2003 Proxy Materials under Rule 14a-8(i)(7) as dealing with a matter relating to the Company's ordinary business operations.**

The Proposal would require the Company to make available to shareholders a report, which provides "greater transparency on corporate cash taxes paid than is presently available in the Form 10-K or the annual report."[1] The Proposal would also require a plain-English explanation of "each tax break that provides the [C]ompany more than $5 million of tax savings."

The additional disclosures sought by the Proposal are not required under applicable law, the Commission's rules and regulations, Generally Accepted Accounting Principles ("GAAP") or any New York Stock Exchange listing standard. Indeed, by its own terms, the Proposal would create an obligation to disclose information in the Company's Form 10-K and Annual Report beyond that required by the Securities Act of 1934.

The Staff has consistently taken the position that this type of proposal relates to the ordinary business of the issuer and is excludable under Rule 14a-8(i)(7). *See, e.g., Chase Manhattan Corporation* (March 4, 1999) (proposal requiring disclosure of certain tax information in annual reports to shareholders was properly excludable); *General Motors Corporation* (February 28, 1997) (same). The proposals at issue in *Chase Manhattan Corporation* and *General Motors Corporation* are substantially identical to the Proposal here –requiring disclosure of tax information that is beyond that required by applicable law and GAAP. The Company is confident that it provides all disclosures required by applicable law and GAAP and further believes that the decision on whether to provide additional disclosure is a matter properly within the discretion of the Company's management and board of directors.

The Company's position in this regard is consistent with the Commission's explanation of the "ordinary business" exclusion in Exchange Act Release No. 34-40018 (May 28, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals relating to matters "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The Commission went on to state a second rationale for the ordinary business exclusion – to permit companies to exclude proposals seeking to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in an position to make an informed judgment." *Id.*

The matters underlying the Proposal are complex. In fact, the Proponents essentially concede the complexity of what they ask for by requesting in their proposed resolution a "plain-English" report, and by stating in their supporting statement that they believe it would be helpful to shareholders to be able to "easily understand" corporate tax issues. The laws and accounting principles governing disclosure of tax information are exactly the type of complex matter contemplated by the Commission in the 1998 Release as being appropriate to exclude as an ordinary business matter. The Staff has agreed with this position both before the 1998 Release (*see General Motors Corporation*) and after the 1998 Release (*see Chase Manhattan Corporation*), and there

[1] As the Staff is aware, under Regulation Fair Disclosure, the Company could not make additional disclosures available only to shareholders. Rather, the Company would have to publicly release any such additional disclosures.

is no basis to reach a contrary conclusion here. For this reason, the Company believes the Proposal is properly excludable under Rule 14a-8(i)(7).

In the "Whereas" clause of the Proposal, the Proponents evidence the complexity of tax matters where, based on information provided in a report entitled "Corporate Income Taxes in the 1990s" (the "Tax Report"), they mistakenly identify the Company's effective tax rate for the three-year period ending 1998 as 4.8%. This figure is patently inaccurate as clearly evidenced by the Company's disclosure in Note 12 (page 31) of its Annual Report for 1998 (copy attached as Attachment B), which states the Company's effective tax rates for 1998, 1997 and 1996 as 11.9%, 35.4% and 39.8%, respectively. Note 12 goes on to explain the cause of the unusually low effective tax rate for 1998:[2] "In 1998, we reached final agreement with the IRS to settle substantially all remaining aspects of a tax case related to our concentrate operations in Puerto Rico. As a result, we recognized a tax benefit totaling $494 million (or $0.32 per share) which reduced our 1998 provision for income taxes."

One additional point, which further highlights the complexity of tax matters is that the Proponents confuse the very report on which they base the Proposal. The Tax Report draws certain conclusions loosely rooted in the amount of cash taxes paid by the Company. The Company's current disclosure, however, already provides such information since the amount of "Income Taxes Paid" by the Company is clearly disclosed each year in the Consolidated Statement of Cash Flows in its Annual Report (see copy of Consolidated Statement of Cash Flows from the 1998 Annual Report attached as Attachment C).

Finally, in the interests of a complete analysis under Rule 14a-8(i)(7), two additional points bear mentioning. First, the Proposal does not focus on a "sufficiently significant social policy issue" that would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* 1998 Release. Unlike the issues surrounding equity compensation plans addressed in the Staff's Legal Bulletin No. 14A (July 12, 2002), the Proposal here has not triggered the "widespread public debate" necessary to elevate the Proposal above the day-to-day business matters that are excludable under Rule 14a-8(i)(7).

Second, the fact that the Proposal requests a special report rather than specific action is irrelevant to the analysis under Rule 14a-8(i)(7). As the Commission stated in Exchange Act Release No. 34-20091 (August 16, 1983), "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable." The 1998 Release did not change this position, and the Staff has continued to apply the ordinary business exclusion in this manner. *See General Electric Company* (February 15, 2000); *Kmart Corp.* (February 24, 1999).

We are well aware that the Staff is increasingly reluctant to issue no-action letters under Rule 14a-8(i)(7). The Proposal here, however, is in that narrow category of

[2] 1998 was the only year in the past six years that the Company's effective tax rate was below 32%. As stated in Note 14 of the Company's Annual Report for 2001, the Company's effective tax rates for 2001, 2000 and 1999 were 33.9%, 32.4% and 41.4%, respectively.

proposals that truly touch on matters of ordinary business. Thus, based on the foregoing, the Company respectfully requests the Division's concurrence with its decision to omit the Proposal from the Company's 2003 Proxy Materials, and further requests that we be notified of this. If you have any questions on this matter, you may telephone the undersigned at (914) 253-3281.

Please file-stamp and return one copy of this letter in the enclosed, self-addressed stamped envelope.

Very truly yours,

Robert E. Cox
Vice President, Associate General
Counsel and Assistant Secretary

Enclosures

cc: (Via Certified Mail/Return Receipt Requested)

Northstar Asset Management
30 John Street
Boston, MA 02130
Attn: Julie N.W. Goodridge

Mr. Matthew A. Howe
2 Ledgewood Circle
Scarborough, ME 04074

Ms. Katherine Perls
4 Kennedy Road
Cambridge, MA 02138

**Greater Transparency in Tax Reporting**

WHEREAS,

"Corporate Income Taxes in the 1990s", a report published by the well-respected Institute on Taxation and Economic Policy, found that because of a variety of tax breaks, Pepsico's corporate tax rate over the three-year period ending 1998 was just 4.8%, well below the average rate of 21.7% paid by 250 of the largest American companies, well below rival Coca-Cola's tax rate of 15.9% and less than one-seventh the statutory corporate tax rate of 35%. In 1998, the last year of the study, only five of the 250 companies studied had a lower tax rates than Pepsico. Despite earning more than $1.5 billion in 1998, Pepsico received a refund from the federal government of $302 million, a negative19.1% tax rate as a result of an IRS settlement pertaining to Puerto Rican tax credits. (Information on the methodolology employed can be found at http://www.ctj.org/itep/corp00pr.htm.)

Pepsico's low effective corporate tax rate has played a substantial role in the company's earnings performance. If Pepsico paid taxes at the average tax rate paid by other corporations, its earnings would be significantly lower. Yet shareholders understand very little about the details – and the risks – associated with corporate taxes. For instance, Pepsico derives significant tax benefits from stock option deductions, yet the treatment of stock options is presently under debate in the Congress and could change.

At the same time that Pepsico has been successful in avoiding corporate taxes, it has derived significant benefits from government investments in the success of its business. Government agencies such as the Overseas Private Investment Organization provide the company financial support for its international operations. Pepsico also benefits from a strong system of trademark protection rights, funded by the government.

During times of national emergency and war, there has historically been a call for shared sacrifice. Pepsico and other corporations may well be called upon to share in the sacrifice and to pay its fair share of the cost of operating the government on which the company depends for its success.

RESOLVED:

That shareholders request that the Board prepare a special report, providing greater transparency on corporate cash taxes paid than is presently available in the Form 10-K or the annual report. Specifically, the report shall explain, in plain language, each tax break that provides the company more than $5 million of tax savings. This report, prepared at a reasonable cost and omitting proprietary information, shall be available to requesting shareholders, no later than August 31, 2003.

**Supporting Statement:**

Relying on a low corporate tax rate to sustain high earnings entails political risks. As we continue in uncertain times, when corporations are coming under public scrutiny, it is possible that pressure to close corporate tax loopholes will emerge, putting Pepsico's earnings at risk. In addition, corporate executives are compensated based in part on earnings growth. We believe it would be helpful to shareholders to easily understand how much of earnings growth stems solely from successful corporate tax avoidance.

Please vote FOR this resolution.

derivative instruments (interest rate and currency swaps), which are included in the appropriate current or noncurrent asset or liability caption. Short-term investments consist primarily of debt securities and have been classified as held-to-maturity. Noncurrent investments mature at various dates through 2000.

Because of the short maturity of cash equivalents and short-term investments, the carrying amounts approximate fair value. The fair value of noncurrent investments is based upon market quotes. The fair value of debt and debt-related derivative instruments was estimated using market quotes and calculations based on market rates.

## Note 12 – Income Taxes

U.S. and foreign income from continuing operations before income taxes:

| | 1998 | 1997 | 1996 |
|---|---|---|---|
| U.S. | **$1,629** | $1,731 | $1,630 |
| Foreign | **634** | 578 | (64) |
| | **$2,263** | $2,309 | $1,566 |

Provision for income taxes on income from continuing operations:

| | | 1998 | 1997 | 1996 |
|---|---|---|---|---|
| Current: | Federal | **$ (193)** | $ 598 | $ 254 |
| | Foreign | **267** | 110 | 138 |
| | State | **46** | 59 | 72 |
| | | **120** | 767 | 464 |
| Deferred: | Federal | **136** | 23 | 204 |
| | Foreign | **4** | 15 | (41) |
| | State | **10** | 13 | (3) |
| | | **150** | 51 | 160 |
| | | **$ 270** | $ 818 | $ 624 |

Reconciliation of the U.S. Federal statutory tax rate to our effective tax rate on continuing operations:

| | 1998 | 1997 | 1996 |
|---|---|---|---|
| U.S. Federal statutory tax rate | **35.0%** | 35.0% | 35.0% |
| State income tax, net of Federal tax benefit | **1.6** | 2.0 | 2.9 |
| Effect of lower taxes on foreign results | **(3.0)** | (5.5) | (4.4) |
| Settlement of prior years' audit issues | **(5.7)** | (1.7) | (2.9) |
| Puerto Rico settlement | **(21.8)** | – | – |
| Effect of unusual impairment and other items | **3.4** | 2.2 | 9.7 |
| Other, net | **2.4** | 3.4 | (0.5) |
| Effective tax rate on continuing operations | **11.9%** | 35.4% | 39.8% |

In 1998, we reached final agreement with the IRS to settle substantially all remaining aspects of a tax case related to our concentrate operations in Puerto Rico. As a result, we recognized a tax benefit totaling $494 million (or $0.32 per share) which reduced our 1998 provision for income taxes.

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. We record the tax effect of the temporary differences as deferred tax assets or deferred tax liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years. Deferred tax liabilities generally represent items that we have taken a tax deduction for, but have not yet recorded in the income statement.

Deferred tax liabilities (assets):

| | 1998 | 1997 |
|---|---|---|
| Intangible assets other than nondeductible goodwill | **$ 1,444** | $ 1,363 |
| Property, plant and equipment | **665** | 500 |
| Safe harbor leases | **109** | 115 |
| Zero coupon notes | **79** | 84 |
| Other | **473** | 335 |
| Gross deferred tax liabilities | **2,770** | 2,397 |
| Net operating loss carryforwards | **(562)** | (520) |
| Postretirement benefits | **(246)** | (247) |
| Various current liabilities and other | **(702)** | (510) |
| Gross deferred tax assets | **(1,510)** | (1,277) |
| Deferred tax assets valuation allowance | **571** | 458 |
| Net deferred tax assets | **(939)** | (819) |
| Net deferred tax liabilities | **$ 1,831** | $ 1,578 |
| Included in: | | |
| Prepaid expenses, deferred income taxes and other current assets | **$ (172)** | $ (119) |
| Deferred income taxes | **2,003** | 1,697 |
| | **$ 1,831** | $ 1,578 |

Deferred tax liabilities are not recognized for temporary differences related to investments in foreign subsidiaries and in unconsolidated foreign affiliates that are essentially permanent in duration. It would not be practicable to determine the amount of any such deferred tax liabilities.

Net operating losses of $2.7 billion at year-end 1998 were carried forward and are available to reduce future taxable income of certain subsidiaries in a number of foreign and state jurisdictions. These net operating losses will expire as follows: $96 million in 1999, $2.4 billion between 2000 and 2012, while $201 million may be carried forward indefinitely.

Attachment C

# Consolidated Statement of Cash Flows

(in millions)
PepsiCo, Inc. and Subsidiaries
Fiscal years ended December 26, 1998, December 27, 1997 and December 28, 1996

| | 1998 | 1997 | 1996 |
|---|---|---|---|
| **Operating Activities** | | | |
| Income from continuing operations | **$ 1,993** | $ 1,491 | $ 942 |
| Adjustments to reconcile income from continuing operations to net cash provided by operating activities | | | |
| Depreciation and amortization | **1,234** | 1,106 | 1,073 |
| Noncash portion of 1998 tax benefit | **(259)** | – | – |
| Noncash portion of unusual impairment and other items | **254** | 233 | 366 |
| Deferred income taxes | **150** | 51 | 160 |
| Other noncash charges and credits, net | **237** | 342 | 505 |
| Changes in operating working capital, excluding effects of acquisitions and dispositions | | | |
| Accounts and notes receivable | **(104)** | (53) | (67) |
| Inventories | **29** | 79 | (97) |
| Prepaid expenses and other current assets | **(12)** | (56) | 84 |
| Accounts payable and other current liabilities | **(195)** | 84 | 297 |
| Income taxes payable | **(116)** | 142 | (71) |
| Net change in operating working capital | **(398)** | 196 | 146 |
| **Net Cash Provided by Operating Activities** | **3,211** | 3,419 | 3,192 |
| **Investing Activities** | | | |
| Capital spending | **(1,405)** | (1,506) | (1,630) |
| Acquisitions and investments in unconsolidated affiliates | **(4,537)** | (119) | (75) |
| Sales of businesses | **17** | 221 | 43 |
| Sales of property, plant and equipment | **134** | 80 | 9 |
| Short-term investments, by original maturity | | | |
| More than three months – purchases | **(525)** | (92) | (115) |
| More than three months – maturities | **584** | 177 | 192 |
| Three months or less, net | **839** | (735) | 736 |
| Other, net | **(126)** | (96) | (214) |
| **Net Cash Used for Investing Activities** | **(5,019)** | (2,070) | (1,054) |
| **Financing Activities** | | | |
| Proceeds from issuances of long-term debt | **990** | – | 1,772 |
| Payments of long-term debt | **(2,277)** | (1,875) | (1,432) |
| Short-term borrowings, by original maturity | | | |
| More than three months – proceeds | **2,713** | 146 | 740 |
| More than three months – payments | **(417)** | (177) | (1,873) |
| Three months or less, net | **1,753** | (1,269) | 89 |
| Cash dividends paid | **(757)** | (736) | (675) |
| Share repurchases | **(2,230)** | (2,459) | (1,651) |
| Proceeds from exercises of stock options | **415** | 403 | 323 |
| Other, net | **–** | 5 | (9) |
| **Net Cash Provided by (Used for) Financing Activities** | **190** | (5,962) | (2,716) |
| **Net Cash Provided by Discontinued Operations** | **–** | 6,236 | 605 |
| **Effect of Exchange Rate Changes on Cash and Cash Equivalents** | **1** | (2) | (5) |
| **Net (Decrease) Increase in Cash and Cash Equivalents** | **(1,617)** | 1,621 | 22 |
| **Cash and Cash Equivalents – Beginning of Year** | **1,928** | 307 | 285 |
| **Cash and Cash Equivalents – End of Year** | **$ 311** | $ 1,928 | $ 307 |
| **Supplemental Cash Flow Information** | | | |
| Interest paid | **$ 367** | $ 462 | $ 538 |
| Income taxes paid | **$ 521** | $ 696 | $ 611 |
| **Schedule of Noncash Investing and Financing Activities** | | | |
| Fair value of assets acquired | **$ 5,359** | $ 160 | $ 81 |
| Cash paid and stock issued | **(4,537)** | (134) | (76) |
| Liabilities assumed | **$ 822** | $ 26 | $ 5 |

See accompanying Notes to Consolidated Financial Statements.

# NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

November 20, 2002

Mr. David R. Andrews
Secretary
Pepsico
Purchase,NY 10577-1444

Dear Mr. Andrews,

As investors we would like to see greater transparency in financial statements. One area where this is the case is tax reporting. It is our understanding that our company has a low tax rate relative to its competitors. We believe it would be helpful for shareholders to know why this is so. We think it is also important for shareholders to consider whether executives are being compensated more for improvements in our company's products and service to its customers, or for developing new ways to avoid corporate taxes.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 1,600 shares of Pepsico common stock, North Star Asset Management, Inc. is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. North Star Asset Management, Inc. is acting as the primary filer of this proposal, which we expect to be co-filed by others. The proposal asks the Board of Directors to prepare a report on significant tax breaks that benefit the company.

As required by Rule 14a-8 we have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Pepsico to prepare the corporate tax report as requested would allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Pepsico and its shareholders.

Sincerely,

Julie N.W. Goodridge
President

Enclosure: Shareholder proposal
cc: Scott Klinger, Responsible Wealth

**Greater Transparency in Tax Reporting**

WHEREAS,

"Corporate Income Taxes in the 1990s", a report published by the well-respected Institute on Taxation and Economic Policy, found that because of a variety of tax breaks, Pepsico's corporate tax rate over the three-year period ending 1998 was just 4.8%, well below the average rate of 21.7% paid by 250 of the largest American companies, well below rival Coca-Cola's tax rate of 15.9% and less than one-seventh the statutory corporate tax rate of 35%. In 1998, the last year of the study, only five of the 250 companies studied had a lower tax rates than Pepsico. Despite earning more than $1.5 billion in 1998, Pepsico received a refund from the federal government of $302 million, a negative19.1% tax rate as a result of an IRS settlement pertaining to Puerto Rican tax credits. (Information on the methodolology employed can be found at http://www.ctj.org/itep/corp00pr.htm.)

Pepsico's low effective corporate tax rate has played a substantial role in the company's earnings performance. If Pepsico paid taxes at the average tax rate paid by other corporations, its earnings would be significantly lower. Yet shareholders understand very little about the details – and the risks – associated with corporate taxes. For instance, Pepsico derives significant tax benefits from stock option deductions, yet the treatment of stock options is presently under debate in the Congress and could change.

At the same time that Pepsico has been successful in avoiding corporate taxes, it has derived significant benefits from government investments in the success of its business. Government agencies such as the Overseas Private Investment Organization provide the company financial support for its international operations. Pepsico also benefits from a strong system of trademark protection rights, funded by the government.

During times of national emergency and war, there has historically been a call for shared sacrifice. Pepsico and other corporations may well be called upon to share in the sacrifice and to pay its fair share of the cost of operating the government on which the company depends for its success.

RESOLVED:

That shareholders request that the Board prepare a special report, providing greater transparency on corporate cash taxes paid than is presently available in the Form 10-K or the annual report. Specifically, the report shall explain, in plain language, each tax break that provides the company more than $5 million of tax savings. This report, prepared at a reasonable cost and omitting proprietary information, shall be available to requesting shareholders, no later than August 31, 2003.

**Supporting Statement:**

Relying on a low corporate tax rate to sustain high earnings entails political risks. As we continue in uncertain times, when corporations are coming under public scrutiny, it is possible that pressure to close corporate tax loopholes will emerge, putting Pepsico's earnings at risk. In addition, corporate executives are compensated based in part on earnings growth. We believe it would be helpful to shareholders to easily understand how much of earnings growth stems solely from successful corporate tax avoidance.

Please vote FOR this resolution.

**Matthew A. Howe**
**2 Ledgewood Circle**
**Scarborough, ME 04074**
**Tel. 207-885-9224**

November 15, 2002

Mr. David R. Andrews
Secretary
Pepsico
Purchase, NY 10577-1444

Dear Mr. Andrews,

As every Pepsico shareholder, I want my shares to perform well. However, I am intrigued to learn of the company's comparatively low tax burden, and would like to understand the reasons for why this is so.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 71 shares of Pepsico common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. In offering this proposal I am acting as a co-filer to the identical resolution filed by North Star Asset Management. The proposal asks the Board of Directors to prepare a report on significant tax breaks that benefit the company.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Pepsico to prepare the corporate tax report as requested would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Pepsico and its shareholders.

Sincerely,

Matthew A. Howe

Matthew A. Howe 617-423-2148

Enclosure: Shareholder proposal
cc: Scott Klinger, Responsible Wealth

Cambridge MA. 02138
[ ]

November 15, 2002

Mr. David R. Andrews
Secretary
Pepsico
Purchase,NY 10577-1444

Dear Mr. Andrews,

As an investor I would like to see greater transparency in financial statements. One area where this is the case is tax reporting. It is my understanding that our company has a low tax rate relative to its competitors. I believe it would be helpful for shareholders to know why this is so. I think it is also important for shareholders to consider whether executives are being compensated more for improvements in our company's products and service to its customers, or for developing new ways to avoid corporate taxes.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of [500] shares of Pepsico common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. In offering this proposal I am acting as a co-filer to the identical resolution filed by North Star Asset Management. The proposal asks the Board of Directors to prepare a report on significant tax breaks that benefit the company.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Pepsico to prepare the corporate tax report as requested would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Pepsico and its shareholders.

Sincerely,

Katherine Perls
[ ]

Enclosure: Shareholder proposal
cc: Scott Klinger, Responsible Wealth

**Greater Transparency in Tax Reporting**

WHEREAS,

"Corporate Income Taxes in the 1990s", a report published by the well-respected Institute on Taxation and Economic Policy, found that because of a variety of tax breaks, Pepsico's corporate tax rate over the three-year period ending 1998 was just 4.8%, well below the average rate of 21.7% paid by 250 of the largest American companies, well below rival Coca-Cola's tax rate of 15.9% and less than one-seventh the statutory corporate tax rate of 35%. In 1998, the last year of the study, only five of the 250 companies studied had a lower tax rates than Pepsico. Despite earning more than $1.5 billion in 1998, Pepsico received a refund from the federal government of $302 million, a negative19.1% tax rate as a result of an IRS settlement pertaining to Puerto Rican tax credits. (Information on the methodolology employed can be found at http://www.ctj.org/itep/corp00pr.htm.)

Pepsico's low effective corporate tax rate has played a substantial role in the company's earnings performance. If Pepsico paid taxes at the average tax rate paid by other corporations, its earnings would be significantly lower. Yet shareholders understand very little about the details – and the risks – associated with corporate taxes. For instance, Pepsico derives significant tax benefits from stock option deductions, yet the treatment of stock options is presently under debate in the Congress and could change.

At the same time that Pepsico has been successful in avoiding corporate taxes, it has derived significant benefits from government investments in the success of its business. Government agencies such as the Overseas Private Investment Organization provide the company financial support for its international operations. Pepsico also benefits from a strong system of trademark protection rights, funded by the government.

During times of national emergency and war, there has historically been a call for shared sacrifice. Pepsico and other corporations may well be called upon to share in the sacrifice and to pay its fair share of the cost of operating the government on which the company depends for its success.

RESOLVED:

That shareholders request that the Board prepare a special report, providing greater transparency on corporate cash taxes paid than is presently available in the Form 10-K or the annual report. Specifically, the report shall explain, in plain language, each tax break that provides the company more than $5 million of tax savings. This report, prepared at a reasonable cost and omitting proprietary information, shall be available to requesting shareholders, no later than August 31, 2003.

**Supporting Statement:**

Relying on a low corporate tax rate to sustain high earnings entails political risks. As we continue in uncertain times, when corporations are coming under public scrutiny, it is possible that pressure to close corporate tax loopholes will emerge, putting Pepsico's earnings at risk. In addition, corporate executives are compensated based in part on earnings growth. We believe it would be helpful to shareholders to easily understand how much of earnings growth stems solely from successful corporate tax avoidance.

Please vote FOR this resolution.

# PEPSICO

Pepsi Frito Lay Tropicana Quaker Gatorade

**DATE:** 02/03/03

**IF YOU DO NOT RECEIVE ALL THE PAGES, PLEASE TELEPHONE** 914 253 2884

| | |
|---|---|
| **TO:** | Alex Shukhman |
| **FROM:** | **Cathleen Gold** CG |
| **PHONE #:** | 202-942-2872 |
| **FAX #:** | **202-942-9528** |

Number of Pages (including cover sheet): 9

**COMMENTS:**

Pursuant to your request, attached are copies of the cover letters from proponents of the shareholder proposal submitted to PepsiCo related to "Greater Transparency in Tax Reporting". The letters should complete our file with respect to PepsiCo's request for a no-action letter from the SEC on this matter.

If you have any questions, please do not hesitate to call me at (914) 253-2884.

700 Anderson Hill Road, Purchase, New York 10577

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: PepsiCo, Inc.
Incoming letter dated December 26, 2002

The proposal seeks that the board provide greater transparency on corporate cash taxes by preparing a report to shareholders explaining each tax break that provides the company with more than $5 million of tax savings.

We are unable to conclude that PepsiCo has met its burden of establishing that PepsiCo may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy rules in reliance on rule 14a-8(i)(7).

Sincerely,

Alex Shukhman
Attorney-Advisor